SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                    -------                   -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
         Yes                        No    X
             -------                   -------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
         N/A




This Form 6-K consists of:

          A press announcement, on 21 January, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant") of the resolutions of the 28th meeting of the first session of the Board of Directors.

         A notice, on 21 January, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant") of the first extraordinary general meeting for the year 2003.

         A press announcement, on 21 January, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant") of proposed amendments to the articles of association and the election of the second session directors and supervisors.

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                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)


             Announcement of the Resolutions of the 28th Meeting
                of the First Session of the Board of Directors


The 28th Meeting of the First Session of the Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") was held at the Conference Room at the 20th Floor of Sinopec Corp.'s Offices at 9:00am on 21 January 2003. Out of the 12 directors of Sinopec Corp., 10 directors (including all the independent directors) were present at the meeting, and a quorum as set out in the provisions of the Articles of Association of Sinopec Corp. was present. The meeting was convened and chaired by Mr. Li Yizhong, the Chairman of the board of directors of Sinopec Corp.

After examinations, the meeting:

1. Approved the "Work Review Report of the First Session of the Team of Presidents for the Past Three Years".

2. Passed the "Work Review Report of the First Session of the Board of Directors". It was also resolved that the same would be proposed to the First Extraordinary General Meeting for the year 2003 ("EGM") for consideration.

3. Passed the motion in respect of the nomination of the candidates for the directors of the Second Session of the board of directors of Sinopec Corp. It was also resolved that such candidates would be proposed to the EGM for election.

     The board of directors of Sinopec Corp. nominated 13 candidates for the Second Session directors of Sinopec Corp., namely Messrs. Li Yizhong, Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Wang Yi, Fan Yifei, Chen Qingtai, Ho Tsui Kwok Charles, Shi Wanpeng, Zhang Youcai and Cao Yaofeng. Out of the 13 candidates, Messrs. Chen Qingtai, Ho Tsui Kwok Charles, Shi Wanpeng, Zhang Youcai are candidates for independent directors (please refer to the Notice of the First Extraordinary General Meeting for the year 2003 which is published on the same date as this announcement for details of the biographies of the candidates for the directors as well as other documents). All the independent directors present at this board meeting agreed to the above-mentioned nomination.

4. Passed the motion in respect of their service contracts (including terms of the remunerations) of the Second Session directors and supervisors of Sinopec Corp. It was also resolved that such a motion would be submitted to the EGM for approval.

     The independent directors present at this board meeting agreed to the service contracts as mentioned above. Details of the service contracts are contained in the circular dated 24 January 2003 which are to be despatched to the holders of H shares of Sinopec Corp., and are also available for consideration at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

5. Resolved that a motion authorising the secretary to the board of directors of Sinopec Corp. to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues arising from the re-election of the members of the board of directors and the Supervisory Committee would be submitted to the EGM for approval.

6. Passed and approved the proposed new Articles of Association (including its appendices, namely, the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) of Sinopec Corp. It was also resolved that such documents would be submitted to the EGM for approval.

     The proposed new Articles of Association (including the appendices, namely, the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) are contained in the circular dated 24 January 2003 which are to be despatched to the holders of H shares of Sinopec Corp., and are also available for consideration at the website of the Shanghai Stock Exchange (http://www.sse.com.cn).

7. Resolved that a motion authorising the secretary to the board of directors of Sinopec Corp. to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues from the above-mentioned proposed amendments to the Articles of Association of Sinopec Corp. would be submitted to the EGM for approval (including the making of amendments to the wording of the Articles of Association, including their appendices, in accordance with to the requirements of relevant regulatory authorities).

8. Agreed that the EGM would be held on 21 March 2003 to examine the motions as referred to in paragraphs 3 to 7, and a notice convening the EGM would be issued to the shareholders of Sinopec Corp.

     Pursuant to the Articles of Association of Sinopec Corp., a shareholder of Sinopec Corp. nominated 8 candidates for the Second Session supervisors who are shareholder representatives, namely Messrs. Wang Zuoran, Zhang Chongqing, Wang Peijun, Wang Xianwen, Zhang Baojian, Kang Xianzhang, Cui Jianmin and Li Yonggui. It was also resolved that such nomination would be proposed to the EGM for approval (please refer to the Notice of the First Extraordinary General Meeting for the year 2003 which is published on the same date as this announcement for details of the biographies of such candidates and 4 candidates for supervisors who are the representatives of workers and staff, namely, Messrs. Su Wensheng, Cui Guoqi, Zhang Xianglin and Zhang Haichao.

     The board of directors of Sinopec Corp. agreed the release of the Notice convening the EGM to the Shareholders.


                                                         By Order of the Board
                                        China Petroleum & Chemical Corporation
                                                                 Zhang Honglin
                                           Secretary to the Board of Directors
                                                 Beijing, PRC, 21 January 2003


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                               [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)


     NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING FOR THE YEAR 2003


NOTICE IS HEREBY GIVEN that the first Extraordinary General Meeting (the "EGM") of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year 2003 will be held at Kempinski Hotel at No. 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on Friday, 21 March 2003 at 9:00 a.m. for the following purposes:

A. To consider the Work Review Report of the First Session of the Board of Directors of Sinopec Corp.

B To consider the Work Review Report of the First Session of the Supervisory Committee of Sinopec Corp.

C.    By way of Ordinary Resolutions:

      (1) to elect the directors (including independent directors) of the Second Session of the board of directors of Sinopec Corp.;

      (2) to elect the supervisors who are representatives of the shareholders of Sinopec Corp. for the Second Session of the supervisory committee of Sinopec Corp.;

      (3) to approve the proposed service contracts (including the terms of remunerations) for the directors and supervisors for the Second Session of the board of directors and supervisory committee of Sinopec Corp.;

      (4) to authorize the secretary to the board of directors of Sinopec Corp. to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues arising from the change of the members of the board of directors and the supervisory committee.

D.    By way of Special Resolutions:

      (5) to approve the proposed adoption of the new Articles of Association (including the appendices - the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) of Sinopec Corp. The relevant documents are contained in the appendices of Sinopec Corp.'s circular dated 24 January 2003, and are available for inspection on the website of the Shanghai Stock Exchange (http://www.sse.com.cn);

      (6) to authorize the secretary to the board of directors of Sinopec Corp. to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues arising from the above-mentioned proposed adoption of the Articles of Association of Sinopec Corp. (including the making of amendments to the wording of the Articles of Association, including the appendices, in accordance with the requirements of the relevant regulatory authorities).


Candidates for Sinopec Corp.'s Second Session Directors:

Li Yizhong, 57, Chairman of the board of directors of Sinopec Corp. and President of China Petrochemical Group Company. Mr. Li graduated from Beijing Petroleum Institute in July 1966 specialising in refining engineering. He is a professor level senior engineer, and has over 30 years' management experience in China's petroleum and petrochemical industry. From December 1984 to July 1987, he was manager of Qilu Petrochemical Company, a subsidiary of the former China Petrochemical Corporation. From July 1987 to August 1997, he was a Vice President and the Managing Vice President of the former China Petrochemical Corporation. From August 1997 to April 1998, he served as Chairman of the board of directors and President of China East United Petrochemical Group Limited, and Chairman of the board of directors of Yizheng Chemical Fibre Company Limited. He has been President of China Petrochemical Group Company since April 1998. Mr. Li was elected as a director and chairman of the first board of directors of Sinopec Corp. in February 2000. He was elected as the Person of the Financial Year in the PRC by CCTV in 2002, and was elected as a member of the Sixteenth Session of the Central Committee of the Communist Party of China in November 2002.

Chen Tonghai, 54, Vice Chairman of the board of directors of Sinopec Corp. and a Vice President of China Petrochemical Group Company. Mr. Chen graduated from Northeastern Petroleum Institute in September 1976 specialising in exploration engineering. He is a senior economist, and has extensive management experience in petrochemical industry and macro-economic control. From March 1983 to December 1986, he was a Deputy Secretary and Secretary, respectively, of Zhenhai Petroleum and Petrochemical General Plant, a subsidiary of the former China Petrochemical Corporation. From December 1986 to July 1989, he served as the Acting Deputy Mayor of Ningbo City, Zhejiang Province. From July 1989 to June 1991, he served as the Acting Deputy Director of the Planning and Economic Commission of Zhejiang Province. From June 1991 to February 1992, he was the Acting Mayor of Ningbo City, Zhejiang Province. From February 1992 to January 1994, he served as Mayor of Ningbo City, Zhejiang Province. From January 1994 to April 1998, he served as a Vice Minister of the State Development and Planning Commission. He has been a Vice President of China Petrochemical Group Company since April 1998. Mr. Chen was elected as a member and Vice Chairman of the first board of directors of Sinopec Corp. in February 2000.

Wang Jiming, 60, director and President of Sinopec Corp. Mr. Wang gradated from China Eastern Petrochemical Institute in September 1964 specialising in petroleum refining. He is a professor level senior engineer, and has over 30 years' management experience in the petroleum and petrochemical industry. From November 1984 to June 1993, he served as a Vice President, Acting President and President, respectively, of Shanghai Petrochemical General Plant, a subsidiary of the former China Petrochemical Corporation. From June 1993 to February 1994, he served as Chairman of the board of directors and General Manager of Shanghai Petrochemical Company Limited. From February 1994 to April 1998, he served as a Vice President of the former China Petrochemical Corporation and Chairman of Shanghai Petrochemical Company Limited. He served as a Vice President of China Petrochemical Group Company from April 1998 to February 2000. Mr. Wang was elected as a member of the first board of directors of Sinopec Corp. in February 2000, and has been President of Sinopec Corp. ever since. He has been acting concurrently as Chairman of the board of directors of Shanghai SECCO Petrochemical Company Limited since December 2001.

Mou Shuling, 58, director and Vice President of Sinopec Corp. Mr. Mou graduated from Beijing Petroleum Institute in July 1968 specialising in petroleum exploration engineering. He is a professor level senior engineer, and has over 30 years' management experience in China's petroleum industry. From February 1990 to April 1997, he served as a Deputy Director and Director, respectively, of Jiangsu Petroleum Exploration Bureau. From April 1997 to April 1998, he served as Director of Shengli Petroleum Administration Bureau. He was a Vice President of China Petrochemical Group Company from April 1998 to February 2000. Mr. Mou was elected as a member of the first board of directors of Sinopec Corp. in February 2000, and has been a Vice President of Sinopec Corp. ever since.

Zhang Jiaren, 58, director, Vice President and Chief Financial Officer of Sinopec Corp. Mr. Zhang graduated from Hefei Industrial University in July 1966 specialising in electrical engineering. He is a professor level senior economist, and has over 30 years' management experience in the petrochemical industry. From August 1987 to July 1994, he served as a Vice President and President, respectively, of Zhenhai Petroleum and Petrochemical General Plant, a subsidiary of the former China Petrochemical Corporation. From July 1994 to April 1998, he served as Chairman of the board of directors and President of Zhenhai Refining and Petrochemical Company. He served as a Vice President of China Petrochemical Group Company from April 1998 to February 2000. Mr. Zhang was elected as a member of the first board of directors of Sinopec Corp. in February 2000, and has been a Vice President of Sinopec Corp. ever since. He has acted concurrently as the Chief Financial Officer of Sinopec Corp. since March 2000.

Cao Xianghong, 57, director and Vice President of Sinopec Corp. Mr. Cao graduated from Nanjing Petrochemical Institute in July 1967 specialising in high polymer chemistry. He is a professor level senior engineer and an Academician of China Academy of Engineering. He has over 30 years' management experience in China's petrochemical industry. From July 1984 to August 1997, he served as a Vice President and Chief Engineer of Beijing Yanshan Petrochemical Company, a subsidiary of the former China Petrochemical Corporation. From August 1997 to February 2000, he served as President and Chairman of the board of directors of Beijing Yanshan Petrochemical Company Limited and Chairman of the board of directors of Beijing Yanhua Petrochemical Company Limited. Mr. Cao was elected as a member of the first board of directors of Sinopec Corp. in February 2000, and has been a Vice President of Sinopec Corp. ever since.

Wang Yi, 46, director of Sinopec Corp. and a Vice Governor of State Development Bank. Mr. Wang graduated from Peking University in August 1982 specialising in Chinese history. In December 1984, he completed the postgraduate studies in Chinese modern history at Peking University. In June 1997, he obtained a doctoral degree in economics from Southwest Financial and Economic University. He has long been engaged in policy studies, finance and securities administration and management work, and has extensive management experience. From October 1985 to September 1992, he was the Secretary to the General Administrative Office of the Consultative Committee of the Central Committee of the Communist Party of China. From September 1992 to October 1995, he was a Deputy Director of the General Administrative Office of the Securities Commission of the State Council. From October 1995 to January 1999, he was the Vice Chairman of the China Securities Regulatory Commission. He has served as a Vice Governor of the State Development Bank since January 1999. Mr. Wang was elected as a member of the first board of directors of Sinopec Corp. in August 2001.

Fan Yifei, 39, Assistant to the Governor of China Construction Bank. Mr. Fan graduated from Changzhou Financial and Economic School in July 1982 specialising in infrastructure finance and credit. He obtained a master's degree in finance from the Financial Science Research Institute of the Ministry of Finance in September 1990. In July 1993, he obtained a doctoral degree in finance from the Renmin University of China. He is a senior accountant. He has long engaged in financial management work, and has relatively extensive experience in financial management. From February 1994 to September 1994, he was the Assistant to the General Manager and Manager of the Finance Department of the Trust Investment Company of China Construction Bank. From September 1994 to July 1996, he served as a Deputy Director of the Capital Planning Department of China Construction Bank. He was the General Manager of the Finance and Accounting Department of China Construction Bank from July 1996 to January 1998. He was the General Manager of the Planning and Finance Department of China Construction Bank from January 1998 to February 2000. He has been the Assistant to the Governor of China Construction Bank since February 2000.

Chen Qingtai*, 65, independent non-executive Director of Sinopec Corp. and a Deputy Director of the State Council Development and Research Centre. Mr. Chen graduated from Tsinghua University in February 1964 specialising in power and dynamics engineering. He is a research fellow and a Professor. From October 1982 to July 1992, he was the Chief Engineer, President and Chairman of China No.2 Automobile Works, and acted concurrently as Chairman of the board of directors of Shenlong Automobile Company Limited. From July 1992 to April 1993, he served as a Deputy Director of the State Council Economic and Trade Office. From April 1993 to March 1998, he served as a Vice Minister of the State Economic and Trade Commission. He has been a Deputy Director of the State Council Development and Research Centre and a member of the Ninth Session of the National Committee of the Chinese People's Political Consultative Conference since March 1998. He has been the Dean of the Public Administration School of Tsinghua University since July 2000. Mr. Chen was elected as an independent non-executive director of the first board of directors of Sinopec Corp. in February 2000.

Ho Tsu Kwok Charles*, 53, independent non-executive director of Sinopec Corp. Mr. Ho is the Chairman of Hong Kong Tobacco Company Limited, a cigarette manufacturer and distributor in the Asia Pacific. He is also the Chairman and a director of Global China Investments Group Limited, a joint-venture with a Canadian provincial government pension fund, the Ontario Municipal Employees Retirement System, and he is responsible for devising investment and management strategies of Global China Investments Group Limited. He is Chairman of Global China Group Holdings Limited, and a non-executive director of China National Aviation Company Limited, each listed on the Hong Kong Stock Exchange. He is also a member of the National Committee of the Chinese People's Political Consultative Conference and an economic consultative advisor to the Shandong Provincial Government. He is a Trustee of the University of International Business and Economics of China, an Honorary Trustee of Peking University and a Trustee of the Chinese University of Hong Kong. Mr. Ho was elected as an independent non-executive director of the first board of directors of Sinopec Corp. in June 2000.

Shi Wanpeng*, 65, member of the Ninth Session of the National Committee of the Chinese People's Political Consultative Conference. Mr. Shi graduated from Northern Jiaotong University in August 1960 specialising in railway transportation administration. He is a professor level senior engineer. He has long engaged in economic management work, and has extensive experience in macro-economic control. From January 1983 to January 1987, he served as a Deputy Director of the Transport Bureau of the State Economic Commission. From January 1987 to May 1988, he was the Director of the Economic and Technical Co-operation Bureau of the State Economic Commission. From May 1988 to July 1991, he was the Director of the Production and Dispatch Bureau of the State Planning Commission. From July 1991 to July 1992, he served as a Deputy Secretary General of the Production Office of the State Council. From July 1992 to April 1993, he served as a Deputy Director of the Economic and Trade Office of the State Council. From April 1993 to July 1997, he was a Vice Minister of the State Economic and Trade Commission. From July 1997 to March 1998, he was the Chairman (minister level) of the China Textiles Association. From March 1998 to February 2002, he served as a Vice Minister of the State Economic and Trade Commission. He has been a member of the Ninth Session of the National Committee of the Chinese People's Political Consultative Conference since March 2002.

Zhang Youcai*, 61, Chairman of The Chinese Institute of Chief Accountants. Mr. Zhang graduated from Nanjing Industrial University in August 1965 specialising in inorganic chemistry. He is a professor. He has long engaged in business administration, financial management and government work, and has extensive experience in industrial, economic, financial and accounting management. From January 1968 to August 1980, he served as a technician, Vice-president, Deputy Secretary of the Party Committee and President, respectively, of Nantong Chemical Fertilizer Plant. From August 1980 to January 1982, he was a Deputy Director and a member of the Leading Party Group of the Industrial Bureau of Nantong Region. From January 1982 to February 1983, he served as a Deputy Director of the Planning Commission of Nantong Region. From February 1983 to November 1989, he served as a Deputy Mayor, Deputy Secretary of the Party Committee and Mayor, respectively, of Nantong City. He was a Vice Minister and a member of the Leading Party Group of the Ministry of Finance from December 1989 to July 2002 (from May 1994 to March 1998 of this period, he served concurrently as the Director of the State-owned Assets Administration Bureau). He has been the Chairman of The Chinese Institute of Chief Accountants since November 2002.

Cao Yaofeng, 49, Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited. Mr. Cao graduated from the General Section of East China Petroleum Institute in September1977 specialising in mining machinery. He obtained a master's degree in mechanical design and theories from the Petroleum University (East China) in June 2001. He is a professor level senior engineer. From April 1997 to February 2002, he was a Deputy Director of Shengli Petroleum Administration Bureau under China Petrochemical Group Company. He acted concurrently as a Vice-chairman of the board of directors of Sinopec Shengli Oilfield Company Limited in May 2000. From December 2001 to December 2002, he was a director and the General Manager of Sinopec Shengli Oilfield Company Limited. He has been the Chairman of the board of directors of Sinopec Shengli Oilfield Company Limited since December 2002.


*   candidates for independent non-executive directors


Candidates of Supervisors representing the shareholders:


Wang Zuoran, 52, supervisor of Sinopec Corp. and Head of Discipline Inspection Group of the Leading Party Group of China Petrochemical Group Company. Mr. Wang graduated from Shandong Economic Administration Institute in September 1994 specialising in economic administration. He is professor level economist, and has extensive management experience in oil industry. From July 1994 to February 2000, he served as a Deputy Director and Secretary of the Party Committee of Shengli Petroleum Administration Bureau. From February 2000 to July 2001, he was an Assistant to the President of China Petrochemical Group Company. He has been the Head of the Discipline Inspection Group of China Petrochemical Group Company since July 2001. Mr. Wang was elected as a supervisor of the first session of the Supervisory Committee of Sinopec Corp. in February 2000.

Zhang Chongqing, 58, supervisor of Sinopec Corp. and Director of the General Administrative Office of China Petrochemical Group Company. Mr. Zhang graduated from China University of Science and Technology in July 1967 specialising in high polymer chemistry. He is a professor level economist. From April 1991 to February 1993, he served as a Deputy President of the Planning Institute of the former China Petrochemical Corporation. From February 1993 to December 1998, he served as a Deputy Director, and Director, respectively, of the General Administrative Office of the former China Petrochemical Corporation. He has been the Director of the General Administrative Office of China Petrochemical Group Company since December 1998. Mr. Zhang was elected as a supervisor of the first session of the Supervisory Committee of Sinopec Corp. in February 2000.

Wang Peijun, 57, supervisor of Sinopec Corp. and Director of the Human Resources Department of China Petrochemical Group Company. Mr. Wang graduated from Northeastern Petroleum Institute in July 1970 specialising in oil and gas field engineering. He is a professor level senior economist. From June 1989 to August 1991, he was a Deputy Secretary of the Party Committee of Qilu Petroleum and Petrochemical Company, a subsidiary of the former China Petrochemical Corporation. From August 1991 to December 1998, he served as a Deputy Director and Director, respectively, of the Human Resources Department of the former China Petrochemical Corporation. He has been the Director of the Human Resources Department of China Petrochemical Group Company since December 1998. Mr. Wang was elected as a supervisor of the first session of the Supervisory Committee of Sinopec Corp. in February 2000.

Wang Xianwen, 58, supervisor and Director of the Auditing Department of Sinopec Corp. He is also the Director of the Auditing Bureau of China Petrochemical Group Company. Mr. Wang graduated from Jilin University in July 1968 specialising in chemistry. He is a professor level senior economist. From April 1984 to March 1990, he served as a Deputy Manager of Jinzhou Petrochemical Company , a subsidiary of the former China Petrochemical Corporation. From March 1990 to December 1998, he served as a Deputy Director and Director, respectively, of the Auditing Department of the former China Petrochemical Corporation. He has been Director of the Auditing Bureau of China Petrochemical Group Company since December 1998, and has been Director of the Auditing Department of Sinopec Corp. since February 2000. Mr. Wang was elected as a supervisor of the Supervisory Committee of Sinopec Corp. in February 2000.

Zhang Baojian, 58, Director of the Finance and Planning Department of China Petrochemical Group Company and Vice-chairman of the Board of Directors of Sinopec Finance Company Limited. Mr. Zhang graduated from Shandong Financial and Economic College in July 1968 specialising in accounting. He is a professor level senior accountant. From October 1985 to April 1989, he was the Chief Accountant of Yueyang Petrochemical General Plant. From April 1989 to October 1995, he served as the chief accountant and a Deputy Director of the Finance Department of the former China Petrochemical Corporation. He acted concurrently as the Vice-chairman of Sinopec Finance Company Limited since May 1993. From October 1995 to February 2000, he served as the Director of the Finance Department of the former China Petrochemical Corporation (and later China Petrochemical Group Company), and concurrently served as Chairman of Sinopec Finance Company Limited. Mr. Zhang has been Director of the Finance & Planning Department of China Petrochemical Group Company, and has been acting concurrently as a Vice-chairman of the board of directors of Sinopec Finance Company Limited since February 2000.

Kang Xianzhang, 54, Director of the Supervisory Department of Sinopec Corp. He is also a Deputy Head of the Discipline Inspection Group and the Director of the Supervisory Bureau of China Petrochemical Group Company. Mr. Kang graduated from the Correspondence Teaching Department of the Party School of the Beijing Municipal Party Committee in March 1988 specialising in ideology politics. He also graduated from the Correspondence Teaching College of the Party School of the Central Committee of the Communist Party of China in December 1992 specialising in party and political affairs management (undergraduate course). He is a senior political worker. From June 1995 to April 1996, he was the Deputy Director of the Organization Department of the Communist Party Committee of the Tibet Autonomous Region. From April 1996 to May 1997, he was a senior researcher of the deputy director level in the Cadre Allocation Bureau of the Organization Department of the Central Committee of the Communist Party of China. He acted as the Deputy Secretary of the Communist Party Committee of the Coal Scientific Research Institute of the Ministry of Coal Industry from May 1997 to October 1998. From October 1998 to May 1999, he was a supervisor of the deputy director level in the Discipline Inspection Group and the Supervisory Bureau of China Petrochemical Group Company, and acted as a Deputy Director of the Supervisory Bureau of the same company from May 1999 to March 2001. He was the Deputy Director of the Supervisory Department of Sinopec Corp. from February 2000 to March 2001. He has been a Deputy Head of the Discipline Inspection Group of the Leading Party Group and Director of the Supervisory Bureau of China Petrochemical Group Company, as well as Director of the Supervisory Department of Sinopec Corp. since March 2001.

Cui Jianmin**, 70, independent supervisor of Sinopec Corp. and Chairman of The Chinese Institute of Certified Public Accountants. Mr. Cui graduated from the Renmin University of China in October 1962 specialising in planning. He is a senior auditor and a certified public accountant, and has extensive management experience in audit and finance fields. From June 1983 to January 1985, he served as Director of Industry and Transportation Bureau of State Audit Office. From January 1985 to April 1995, he served as a Deputy Auditor-General and Managing Deputy Auditor-General of State Audit Office. He has been Chairman of The Chinese Institute of Certified Public Accountants since December 1995. Mr. Cui was elected as an independent supervisor of the first session of the Supervisory Committee of Sinopec Corp. in April 2000.

Li Yonggui**, 62, Chairman of the China Taxation Consulting Association. Mr. Li graduated from Shandong Financial and Economic College in July 1965 specialising in finance. He is a senior economist and a certified public accountant. He has long engaged in tax management work and has extensive management experience in the field of taxation. From February 1985 to December 1988, he was the Deputy Director of the Taxation Bureau of the Ministry of Finance. He served as the Chief Economist of the State Administration of Taxation from December 1988 to April 1991. From April 1991 to February 1995, he served as the Deputy Director of the State Administration of Taxation. He was the Chief Economist of the State Administration of Taxation of China From February 1995 to September 2001. Mr. Li has been the Chairman of the China Taxation Consulting Association since May 2000.


**  candidates for independent supervisors


Staff representative supervisors:

Su Wensheng, 46, Acting Deputy Secretary of the Party Working Committee of the Headquarter responsible for Sinopec Corp.'s Western China E&P operation, and Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company. Mr. Su graduated from Tsinghua University in December 1980 specialising in environmental engineering. He obtained a master's degree in management science and engineering from Petroleum University (Beijing) in June 2000. He is a senior engineer. From September 1986 to November 1996, he was a Deputy Secretary of the Party Committee of the former Beijing Designing Institute, and acted concurrently as the Secretary of the Disciplinary Committee of the same Institute. From November 1996 to December 1998, he was the Secretary of the Party Committee of Beijing Designing Institute of the former China Petrochemical Corporation. Mr. Su has been the Director of the Ideology & Politics Department and a Deputy Secretary of the Affiliated Party Committee of China Petrochemical Group Company since October 1998. He has acted concurrently as the Acting Deputy Secretary of the Party Working Committee of the Western New Region Exploration Headquarter of Sinopec Corp. since
December 2001.

Cui Guoqi, 49, Chairman of the Trade Union of Sinopec Beijing Yanhua Petrochemical Company Limited, a member of the Executive Committee of the All China Federation of Trade Unions, and a member of the Standing Committee of the National Committee of the Chinese Energy Resources and Chemical Industry and Engineering Society of China. Mr. Cui graduated from the Correspondence Teaching College of People's University in December 1985 specialising in industrial business management. In January 1997, he obtained a master's degree in business management from the Business Management School of Renmin University of China. He is a senior economist. Mr. Cui has served as Chairman of the Trade Union of Sinopec Yanshan Company since February 2000.

Zhang Xianglin, 56, director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company Limited. Mr. Zhang graduated from Beijing Machinary College in July 1970 specialising in precision machine tool. He is a Senior Party Affairs Educator. He has served as a director and Chairman of the Trade Union of Sinopec Yangzi Petrochemical Company limited since January 2000.

Zhang Haichao, 45, Manager of Sinopec Zhejiang Petrochemical Company. Mr. Zhang graduated from Zhoushan Petrochemical School in December 1979 specialising in oil storage and transportation. He also graduated from Jilin Petrochemical Institute in July 1985 specialising in oil storage and transportation. From January 2001 to June 2002, he participated in the business administration programme at Macau Science & Technology University. He is an economist. From April 1990 to March 1998, he was a Deputy Manager and Manager, respectively, of Ningbo Petroleum Branch Company. He served as a Deputy General Manager of Zhejiang Petroleum Company and served concurrently as Manager of Ningbo Petroleum Branch Company from March 1998 to September 1999. He has served as the General Manager of Zhejiang Petroleum Company since September 1999, and has served as the Manager of Sinopec Zhejiang Petroleum Company since February 2000.


Declaration of the Proposer of the Independent Non-executive Directors:

Regarding the nomination of Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai as the candidates for the independent non-executive directors of the Second Session of the board of directors of China Petroleum & Chemical Corporation ("Sinopec Corp."), the proposer, board of directors of Sinopec Corp., hereby declare publicly that there has been no such relationship between the nominees and Sinopec Corp. that may affect the independence of the nominees. Particulars of the declaration of the proposer are set out below:

The nomination in question has been made upon full understanding of the occupation, education, title of professional post, detailed work experience and complete record of part-time job of the nominees (please refer to the biographies of the nominees). The nominees have agreed in writing to be the candidates for the independent non-executive directors of the Second Session of the board of directors of Sinopec Corp. (please refer to the declaration from the candidates for the independent non-executive directors). The board of directors of Sinopec Corp. considers that the nominees:


1. are eligible to be directors of listed companies in accordance with laws, administrative regulations and other relevant stipulations;

2. have met the requirements for the independent non-executive directors as provided for by the Articles of Association of Sinopec Corp.;

3. has independence pertaining to the independent non-executive directors as required by the "Guidance Opinions regarding the Establishment of the System of Independent Directors by a Listed Company" as promulgated by China Securities Regulatory Committee on 16 August 2001. The independence of the nominees is reflected through the following:

      (a) Neither any of the nominees, nor any of their direct relatives or their major social relations (direct relatives means the nominees' spouses, parents and children etc.; major social relations means the nominees' brothers and sisters, parents-in-law, sons-in-law and daughters-in-law, spouses of their brothers and sisters, and brothers and sisters of their spouses, and the same term shall have the same meaning below) holds any post in Sinopec Corp. or its subsidiaries;

      (b) Neither any of the nominees, nor any of their direct relatives is a shareholder directly or indirectly holding 1% or more of the issued shares of Sinopec Corp., neither is he a natural person shareholder having the top ten largest shareholdings of Sinopec Corp., or a direct relative of such natural person shareholder;

      (c) Neither any of the nominees, nor any of their direct relatives holds any post in any entities directly or indirectly holding more than 5% of the issued shares of Sinopec Corp., or any entities having the top five largest shareholdings of Sinopec Corp.;

      (d) The circumstances as referred to in sub-paragraphs (1) to (3) above are not applicable to any of the nominees in recent one year;

4. No nominees have provided financial, legal and consulting services to Sinopec Corp. and its subsidiaries.

5. the number of the listed companies in which the nominees are holding the posts of the independent non-executive directors, including Sinopec Corp., does not exceed five.

The proposer hereby warrants that the above declaration is true, complete and accurate, and does not contain any false statements or misleading contents. The proposer is fully aware of the possible consequences for making a false declaration.


                              Proposer: China Petroleum & Chemical Corporation
                                                            Board of Directors
                                                      Beijing, 21 January 2003

Declaration of the candidate for the Independent Non-executive Director:


Chen Qingtai, Ho Tsui Kwok Charles, Shi Wanpeng and Zhang Youcai, as candidates for the independent non-executive directors of the Second Session of the board of directors of China Petroleum & Chemical Corporation ("Sinopec Corp."), hereby declare publicly that there has been no such relationship between myself and Sinopec Corp. that may affect the independent and objective judgments to be made by myself. Particulars of my declaration are set out below:

1. Neither I nor any of my direct relatives or my major social relations (direct relatives means the nominees' spouses, parents and children etc.; major social relations means the nominees' brothers and sisters, parents-in-law, sons-in-law and daughters-in-law, spouses of their brothers and sisters, and brothers and sisters of their spouses, and the same term shall have the same meaning below) holds any post in Sinopec Corp. or its subsidiaries holds any post in Sinopec Corp. or its subsidiaries;

2. Neither I nor any of my direct relatives holds, directly or indirectly, 1% or more of the issued shares of Sinopec Corp.;

3. Neither I nor any of my direct relatives is a natural person shareholder having the top ten largest shareholdings in Sinopec Corp.;

4. Neither I nor any of my direct relatives holds any post in the entities holding, directly or indirectly, 5% or more of the issued shares of Sinopec Corp.;

5. Neither I nor any of my direct relatives holds any post in the entities which are the top five shareholders of Sinopec Corp.;

6. The circumstances as referred to in paragraphs 1 to 5 above are not applicable to myself in recent one year;

7. I have never provided financial, legal or consulting services to Sinopec Corp. or its subsidiaries;

8. I have not obtained any extra and undisclosed interests from Sinopec Corp. or its principal shareholders or any other connected institutions or personnels;

9. I have met the requirements for holding the post of an independent non-executive director as provided for by the Articles of Association of Sinopec Corp.;

10. The number of listed companies in which I am holding the post of an independent non-executive director, including Sinopec Corp., does not exceed five.


I fully understand the responsibilities of an independent non-executive director, and warrant that the above declaration is true, complete and accurate and does not contain any false statements or misleading contents. I am fully aware of the possible consequences for making a false declaration. China Securities Regulatory Commission may confirm my eligibility and independence by relying upon this declaration. During the term of office as an independent non-executive director, I will comply with the requirements of the rules, stipulations and notices as issued by China Securities Regulatory Commission, and will ensure that I have sufficient time and capacity to perform my duties and responsibilities, and will make independent judgments without being influenced by the principal shareholders and persons in actual control of Sinopec Corp. or any other entities or persons having connections with Sinopec Corp.


Chen Qingtai, Ho Tsui Kwok Charles, Shi Wanpeng and Zhang Youcai


Beijing, 21 January 2003


                                                         By Order of the Board
                                                                 Zhang Honglin
                                           Secretary to the Board of Directors
                                                 Beijing, PRC, 21 January 2003

Notes


1. Eligibility for attending the EGM

      Holders of Sinopec Corp.'s H shares whose names appear on the register of members maintained by Hong Kong Registrars Limited and holders of domestic shares whose names appear on the domestic shares register maintained by Sinopec Corp. at the close of business on Wednesday, 19 February 2003 are eligible to attend the EGM.


2.    Proxy

      (a) A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder.

      (b) A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

      (c) To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of domestic shares, to Sinopec Corp. and, in the case of holders of H shares, to Hong Kong Registrars Limited, not less than 24 hours before the time designated for holding of the EGM.

      (d) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote by poll.


3. Registration procedures for attending the EGM

      (a) A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

      (b) Holders of H shares and domestic shares intending to attend the EGM should return the reply slip for attending the EGM to Sinopec Corp. on or before Friday, 28 February 2003.

      (c) Shareholders may send the above reply slip to Sinopec Corp. in person, by post or by fax.


4.    Closure of Register of Members

      The register of members of Sinopec Corp. will be closed from Thursday, 20 February 2003 to Friday, 21 March 2003 (both days inclusive).


5.    Other Business

      (a) The EGM will not last for more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

      (b) The address of the share registrar for H shares of Sinopec Corp., Hong Kong Registrars Limited, is at:

            Rooms 1901-5, 19th Floor
            Hopewell Centre
            183 Queen's Road East
            Hong Kong

      (c) The registered address of Sinopec Corp. is at:

            A6 Huixindong Street
            Chaoyang District
            Beijing 100029
            The People's Republic of China
            Telephone No.: (+86) 10 6499 0060
            Facsimile No.: (+86) 10 6499 0022

                              [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)


   Reply Slip for the First Extraordinary General Meeting for the Year 2003


I (We) (1) ___________________________________________________________________
of ___________________________________________________________________________
being the holder(s) of (2) ___________________________________________________
H share(s)/domestic share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation ("Sinopec Corp.") hereby confirm that I (we) wish to attend or (on my (our) behalf) the first extraordinary general meeting of Sinopec Corp. for the year 2003 (the "EGM") to be held at Kempinski Hotel at No. 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC, China at 9:00 a.m. on Friday, 21 March 2003.


Signature(s):_________________________


Date:_________________________________


Notes:


1. Please insert full name(s) (in Chinese or in English) and registered address(es) (as shown in the register of members) in block letters;


2.    Please insert the number of shares registered under your name(s);


3. The completed and signed reply slip should be delivered to Sinopec Corp. by hand, by post or by fax at A6 Huixindong Street, Chaoyang District, Beijing 100029, (Fax no.: (+86) 10 6499 0022) such that the same shall be received by Sinopec Corp. on or before Friday, 28 February 2003. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                              [GRAPHIC OMITTED]

                    CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)


              PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION
                    AND THE ELECTION OF THE SECOND SESSION
                           DIRECTORS AND SUPERVISORS


 ----------------------------------------------------------------------------
| Sinopec Corp. proposes to amend its Articles of Association (including the |
| adoption of the Rules and Procedures for the Shareholders' General         |
| Meetings, the Rules and Procedures for the Board of Directors' Meetings and| | the Rules and Procedures for the Supervisors' Meetings) in accordance with |
| the relevant requirements of "Standards for the Governance of Listed       |
| Companies", "Guidance Opinions regarding the Establishment of the System of| | Independent Directors", "Guidelines for Articles of Association of Listed | | Companies", "Regulatory Opinions regarding General Meetings of Listed | | Companies" and the Company Law of the PRC. The amendments are based on the | | framework of its existing Articles and Association and take into account of|
| the actual situation of Sinopec Corp. and are in compliance with the       |
| "Mandatory Provisions for the Articles of Association of the Companies to | | be Listed Overseas". The amendments to the Articles of Association also |
| conform with the principle of compliance with stricter and broader         |
| requirements.                                                              |
|                                                                            |
| The proposed amendments to the Articles of Association (including the      |
| adoption of the Rules and Procedures for the Shareholders' General         |
| Meetings, the Rules and Procedures for the Board of Directors' Meetings and| | the Rules and Procedures for the Supervisors' Meetings) are subject to the | | approval of the shareholders of Sinopec Corp. by way of special resolutions|
| at the EGM.                                                                |
|                                                                            |
| A circular containing details of the proposed amendments to the Articles of| | Association (including the Rules and Procedures for the Shareholders' | | General Meetings, the Rules and Procedures for the Board of Directors' |
| Meetings and the Rules and Procedures for the Supervisors' Meetings)       |
| together with the notice of the EGM and the reply slip are expected to be | | despatched to the holders of H shares on or around 24 January 2003. The |
| relevant information will also be available for consideration by the       |
| holders of the domestic shares at the website of the Shanghai Stock        |
| Exchange (http://www.sse.com.cn). The new Articles of Association          |
| (including the Rules and Procedures for the Shareholders' General Meetings,| | the Rules and Procedures for the Board of Directors' Meetings and the Rules| | and Procedures for the Supervisors' Meetings) of Sinopec Corp. are also | | available for consideration at the website of the Shanghai Stock Exchange. |
|                                                                            |
| Sinopec Corp. and its Board of Directors warrant that there are no material| | omissions from, or misrepresentations or misleading statements contained | | in, this announcement, and severally and jointly accept full responsibility|
| for the authenticity, accuracy and completeness of the information         |
| contained in this announcement.                                            |
 ----------------------------------------------------------------------------


1. PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF SINOPEC CORP.

      China Petroleum & Chemical Corporation ("Sinopec Corp.") proposes to amend the articles of association of Sinopec Corp. (including the adoption of the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) in accordance with the relevant requirements of "Standards for the Governance of Listed Companies", "Guidance Opinions regarding the Establishment of the System of Independent Directors", "Guidelines for Articles of Association of Listed Companies", "Regulatory Opinions regarding General Meetings of Listed Companies" and the Company Law of the PRC. The amendments are based on the framework of its existing Articles and Association and take into account of the actual situation of Sinopec Corp. and are in compliance with the "Mandatory Provisions for the Articles of Association of the Companies to be Listed Overseas". The amendments to the Articles of Association also conform with the principle of compliance with stricter and broader requirements.


2.    KEY AREAS OF THE PROPOSED AMENDMENTS

      The proposed amendments include matters relating to the following: to extend the rights of the shareholders of Sinopec Corp. (the "Shareholders") and to increase the obligations of the controlling Shareholders towards Sinopec Corp., to define the requirements for provisional motions made to Shareholders' general meetings by the Shareholders, to specify the authorities of the shareholders' general meetings and board of directors' meetings in certain areas, to regulate the authorities of the president/chairman of the board delegated by the board of directors, to provide the rules and procedures for Shareholders' general meetings, to set out the duties and obligations of the board of directors when making certain investments, to set out the duties and obligations of the chairman of Sinopec Corp. in respect of checking the implementation of the resolutions of the board of directors and to provide the rules and procedures for the meetings of the board of directors, to set out the prerequisites for the independent directors and their duties and obligations, to provide the rules and procedures for the meetings of supervisors.


3. ELECTION OF THE MEMBERS OF THE SECOND SESSION OF SINOPEC CORP.'S BOARD AND SUPERVISORY COMMITTEE

      The term of office of the First Session of the board of directors and the supervisory committee of Sinopec Corp. will expire in February 2003. The list and profiles of the candidates for Sinopec Corp.'s Second Session directors and supervisors will be included in the notice of the first extraordinary general meeting of Sinopec Corp. for the year 2003 (the "EGM") issued on 21 January 2003. The elections of the candidates are subject to the Shareholders' approval by way of ordinary resolutions at the EGM.


4.    EGM

      The new Articles of Association (including the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) of Sinopec Corp. are subject to the approval of the Shareholders by way of special resolutions at the EGM. The EGM will be held at Kempinski Hotel, No. 50 Liangmaqiao Road, Chaoyang District, Beijing, the PRC on Friday, 21 March 2003 at 9:00 a.m. to deal with the following matters:

      (a) Ordinary Resolutions:

            (i) to elect the directors of the Second Session of the board of directors of Sinopec Corp.;

            (ii) to elect the supervisors who are representatives of the Shareholders of Sinopec Corp. for the Second Session of the supervisory committee of Sinopec Corp.;

            (iii) to approve the proposed service contracts (including the terms of remunerations) for the directors and supervisors for the Second Session of the board of directors and supervisory committee of Sinopec Corp. Details of the service contracts are contained in the circular dated 24 January 2003 which are to be despatched to the holders of H shares of Sinopec Corp. and are also avaiable for consideration at the website of the Shanghai Stock Exchange (http://www.sse.com.cn);

            (iv) to authorize the secretary to the board of directors of Sinopec Corp. to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues arising from the change of the members of the board of directors and the supervisory committee.

      (b) Special Resolutions:

            (v) to approve the proposed adoption of the new Articles of Association (including the appendices - the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) of Sinopec Corp. The relevant documents are contained in the appendices of Sinopec Corp.'s circular dated 24 January 2003 and are also available for consideration at the website of the Shanghai Stock Exchange (http://www.sse.com.cn);

            (vi) to authorize the secretary to the board of directors of Sinopec Corp. to deal on behalf of Sinopec Corp. with such relevant application, approval, ratification, registration and filing procedure and other related issues arising from the above mentioned proposed adoption of the Articles of Association of Sinopec Corp. (including the making of amendments to the wording of the Articles of Association, including the appendices, in accordance with the requirements of the relevant regulatory authorities).


5.    GENERAL

      A circular containing details of the proposed amendments to the Articles of Association (including the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) together with the notice of the EGM and the reply slip are expected to be despatched to the holders of H shares on or around 24 January 2003 and available at HKEx's website (address: www.hkex.com.hk). The relevant information will also be available for consideration by the holders of the domestic shares on the website of the Shanghai Stock Exchange (address: http://www.sse.com.cn). The new Articles of Association (including the Rules and Procedures for the Shareholders' General Meetings, the Rules and Procedures for the Board of Directors' Meetings and the Rules and Procedures for the Supervisors' Meetings) of Sinopec Corp. are also available for consideration on the website of the Shanghai Stock Exchange. Holders of Sinopec Corp.'s shares whose names appear on the register of members of Sinopec Corp. at the close of business on 19 February 2003 are eligible to attend the EGM.


      According to the Articles of Association of Sinopec Corp. and the Company Law of the PRC, the register of members of Sinopec Corp. will be closed from 20 February 2003 to 21 March 2003 (both dates inclusive). Shareholders should note that during such period no H share transfer will be registered.


                                                         By Order of the Board
                                        China Petroleum & Chemical Corporation
                                                                 Zhang Honglin
                                           Secretary to the Board of Directors
                                                 Beijing, PRC, 21 January 2003

                                   SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      China Petroleum & Chemical Corporation

                                                       By: /s/ Zhang Honglin
                                                          ---------------------
                                                          Name: Zhang Honglin
                                                     Title: Company Secretary

Date: January 22, 2002